Exhibit (g)(14)

AMENDED AND RESTATED

SCHEDULE I

TO WADDELL & REED ADVISORS CUSTODY AGREEMENT

This Amended and Restated Schedule I to the Waddell & Reed Advisors Custody Agreement dated March 9, 2012 (the “Agreement”), is effective as of October 16, 2017, and supersedes any prior Schedule I to the Agreement.

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Cash Management Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Global Growth Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal High Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Science and Technology Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Vanguard Fund

Waddell & Reed Advisors Wilshire Global Allocation Fund1,2,3

[1]	Including the wholly-owned subsidiary WRA ASF, LLC
[2]	Including the wholly-owned subsidiary WRA ASF II, Ltd.
[3]	Including the wholly-owned subsidiary WRA ASF III (SBP), LLC